                       SECURITIES AND EXCHANGE COMMISSION


                              Washington, DC 20549




                                    FORM 11-K



                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                   For the Fiscal Year Ended December 31, 1998

                          Commission File Number 1-1969


                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

                            (Full title of the Plan)



                              CERIDIAN CORPORATION
                            (A Delaware Corporation)
                             8100 34th Avenue South
                              Minneapolis, MN 55425

                    (Name and address of principal executive
                   office of the issuer of the securities held
                              pursuant to the Plan)


                  IRS Employer Identification Number 52-0278528

                              CERIDIAN CORPORATION
                           SAVINGS AND INVESTMENT PLAN


INDEX TO FINANCIAL STATEMENTS, SCHEDULES, AND EXHIBITS

FINANCIAL STATEMENTS                                           Page Number
--------------------                                           -----------
Independent Auditors' Report                                         2

Statement of Net Assets Available for Benefits
  with Fund Information as of December 31, 1998                      3

Statement of Net Assets Available for Benefits
  with Fund Information as of December 31, 1997                      4

Statement of Changes in Net Assets Available for
  Benefits with Fund Information for the Year Ended
  December 31, 1998                                                  5

Notes to Financial Statements -
  December 31, 1998 and 1997                                         6


SUPPLEMENTAL SCHEDULES

Schedule 1 - Item 27a - Schedule of Assets Held
               for Investment Purposes                              12

Schedule 2 - Item 27d - Reportable Transactions                     13


SIGNATURE                                                           14


EXHIBITS

Exhibit Index                                                       15

Exhibit 23 - Consent of Independent Auditors                        16

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and the Retirement Committee of Ceridian Corporation:

We have audited the accompanying statements of net assets available for benefits with fund information of the Ceridian Corporation Savings and Investment Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of complying with the Department of Labor's rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the total number of purchases and the total number of sales. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/KPMG Peat Marwick LLP

Minneapolis, Minnesota
June 14, 1999

               CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
     Statement of Net Assets Available for Benefits with Fund Information
                              December 31, 1998
                           (Dollars in thousands)

                                                                     Equity
                       Ceridian       New        Int'l    Capital    Index       New
                        Stock      Horizons      Stock    Apprec.     500      Income
                       --------    --------     ------    -------    ------    ------
Investments:
  Ceridian
    Corporation
    Common Stock        $4,449     $    --      $   --    $   --     $   --    $   --

  T. Rowe
    Price Funds             --      11,569       5,067     4,601      4,716     1,937

  Loans Receivable
    From
      Participants          --          --          --        --         --        --
                        ------     -------      ------    ------     ------    ------
      Total             $4,449      11,569       5,067     4,601      4,716     1,937


Cash                        77          --          --        --         --        --

Employer
  Contributions
    Receivable             295         505         273       225        431        77
                        ------     -------      ------    ------     ------    ------
Net Assets
  Available for
    Benefits            $4,821     $12,074      $5,340    $4,826     $5,147    $2,014
                        ------     -------      ------    ------     ------    ------
                        ------     -------      ------    ------     ------    ------


                                                           Summit
                                   Equity    Small-Cap      Cash
                       Balanced    Income      Value      Reserves     Loan       Total
                       --------    -------   ---------    --------    ------     -------
Investments:
  Ceridian
    Corporation
    Common Stock        $   --     $    --    $   --      $    --     $   --     $ 4,449

  T. Rowe
    Price Funds          5,324      12,221     5,180        9,252         --      59,867

  Loans Receivable
    From
      Participants          --          --        --           --      1,304       1,304
                        ------     -------    ------      -------     ------     -------
      Total              5,324      12,221     5,180        9,252      1,304      65,620


Cash                        --          --        --           --         --          77

Employer
  Contributions
    Receivable             247         530       363          770         --       3,716
                        ------     -------    ------      -------     ------     -------
Net Assets
  Available for
    Benefits            $5,571     $12,751    $5,543      $10,022     $1,304     $69,413
                        ------     -------    ------      -------     ------     -------
                        ------     -------    ------      -------     ------     -------


See accompanying notes to financial statements.

                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
      Statement of Net Assets Available for Benefits with Fund Information
                             December 31, 1997
                          (Dollars in thousands)

                                                                     Equity
                       Ceridian       New        Int'l    Capital    Index       New
                        Stock      Horizons      Stock    Apprec.     500      Income
                       --------    --------     ------    -------    ------    ------
Investments:
  Ceridian
    Corporation
    Common Stock        $2,683     $    --      $   --    $   --     $   --    $   --

  T. Rowe
    Price Funds             --      11,610       4,577     4,088      1,420     1,619

  Loans Receivable
    From
      Participants          --          --          --        --         --        --
                        ------     -------      ------    ------     ------    ------
      Total             $2,683      11,610       4,577     4,088      1,420     1,619


Cash                        53          --          --        --         --        --

Employer
  Contributions
    Receivable             162         559         282       217        175        72
                        ------     -------      ------    ------     ------    ------
Net Assets
  Available for
    Benefits            $2,898     $12,169      $4,859    $4,305     $1,595    $1,691
                        ------     -------      ------    ------     ------    ------
                        ------     -------      ------    ------     ------    ------


                                                           Summit
                                   Equity    Small-Cap      Cash
                       Balanced    Income      Value      Reserves     Loan       Total
                       --------    -------   ---------    --------    ------     -------
Investments:
  Ceridian
    Corporation
    Common Stock        $   --     $    --    $   --       $   --     $   --     $ 2,683

  T. Rowe
    Price Funds          4,431      11,937     5,585        7,642         --      52,909

  Loans Receivable
    From
      Participants          --          --        --           --      1,082       1,082
                        ------     -------    ------       ------     ------     -------
      Total              4,431      11,937     5,585        7,642      1,082      56,674


Cash                        --          --        --           --         --          53

Employer
  Contributions
    Receivable             196         545       400          764         --       3,372
                        ------     -------    ------       ------     ------     -------
Net Assets
  Available for
    Benefits            $4,627     $12,482    $5,985       $8,406     $1,082     $60,099
                        ------     -------    ------       ------     ------     -------
                        ------     -------    ------       ------     ------     -------


See accompanying notes to financial statements.

        CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
        Statement of Changes in Net Assets Available for
                Benefits with Fund Information
             For the Year Ended December 31, 1998
                    (Dollars in thousands)

                                                                                 Equity
                                   Ceridian       New        Int'l    Capital    Index       New
                                    Stock      Horizons      Stock    Apprec.     500      Income
                                   --------    --------     ------    -------    ------    ------
Participant Contributions           $  745     $ 2,032      $  992    $  854     $1,302    $  303

Employer Contributions                 411         821         433       358        609       122

Net Change in Fair
  Value Including Realized
  Gain (Loss)                        1,557         102         529      (433)       708       (50)

Investment Income
  Dividends                             --         594         185       683         50       141
  Interest                              --          --          --        --         --        --
                                    ------     -------      ------    ------     ------    ------
    Total Additions                  2,713       3,549       2,139     1,462      2,669       516

Withdrawals by Participants            527       1,998       1,003       738        462       330
                                    ------     -------      ------    ------     ------    ------
Net Increase (Decrease)
  prior to Transfers                 2,186       1,551       1,136       724      2,207       186

Net Transfers (to)
  from Other Plans                     (52)       (455)       (294)     (332)      (376)      (66)

Interfund Transfers                   (211)     (1,191)       (361)      129      1,721       203
                                    ------     -------      ------    ------     ------    ------
  Increase (Decrease) in
    Net Assets Available
    for Benefits                     1,923         (95)        481       521      3,552       323

Net Assets Available
  for Benefits:
Beginning of Year                    2,898      12,169       4,859     4,305      1,595     1,691
                                    ------     -------      ------    ------     ------    ------
End of Year                         $4,821     $12,074      $5,340    $4,826     $5,147    $2,014
                                    ------     -------      ------    ------     ------    ------
                                    ------     -------      ------    ------     ------    ------


                                                                       Summit
                                               Equity    Small-Cap      Cash
                                   Balanced    Income      Value      Reserves     Loan       Total
                                   --------    -------   ---------    --------    ------     -------
Participant Contributions           $  845     $ 2,138    $ 1,605      $ 2,992    $   --     $13,808

Employer Contributions                 374         845        609        1,292        --       5,874

Net Change in Fair
  Value Including Realized
  Gain (Loss)                          584         142     (1,188)          --        --       1,951

Investment Income
  Dividends                            157         937        366          454        --       3,567
  Interest                              --          --         --           --        83          83
                                    ------     -------    -------      -------    ------     -------
    Total Additions                  1,960       4,062      1,392        4,738        83      25,283

Withdrawals by Participants          1,060       2,924      1,102        1,950       153      12,247
                                    ------     -------    -------      -------    ------     -------
Net Increase (Decrease)
  prior to Transfers                   900       1,138        290        2,788       (70)     13,036

Net Transfers (to)
  from Other Plans                     (88)       (735)      (411)        (842)      (71)     (3,722)

Interfund Transfers                    132        (134)      (321)        (330)      363          --
                                    ------     -------    -------      -------    ------     -------
  Increase (Decrease) in
    Net Assets Available
    for Benefits                       944         269       (442)       1,616       222       9,314

Net Assets Available
  for Benefits:
Beginning of Year                    4,627      12,482      5,985        8,406     1,082      60,099
                                    ------     -------    -------      -------    ------     -------
End of Year                         $5,571     $12,751    $ 5,543      $10,022    $1,304     $69,413
                                    ------     -------    -------      -------    ------     -------
                                    ------     -------    -------      -------    ------     -------


See accompanying notes to financial statements.

                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1998 and 1997

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      BASIS OF PRESENTATION AND USE OF ESTIMATES

                  The accompanying financial statements of the Ceridian Corporation Savings and Investment Plan (the "Plan") have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

         (b)      CUSTODIAN OF INVESTMENTS

                  Under the terms of a trust agreement between T. Rowe Price Trust Company (the "Trustee") and Ceridian Corporation (the "Company"), the Trustee holds, manages, and invests contributions to the Plan and income therefrom in funds selected by the Company's Retirement Committee to the extent directed by participants in the Plan. The Trustee carries its own banker's blanket bond insuring against losses caused, among other things, by dishonesty of employees, burglary, robbery, misplacement, forgery and counterfeit money.

         (c)      INVESTMENTS

                  Investments are stated at their approximate fair value. Investments in the Company's common stock are valued at closing prices published in the New York Stock Exchange Composite Transaction listing. Investments in mutual funds are valued using daily net asset value calculations performed by the funds and published by the National Association of Securities Dealers. Loans receivable from participants are valued at principal amount which approximates fair value. Net realized gains or losses are recognized by the Plan upon the sale of its investments or portions thereof on the basis of average cost to each investment program. Purchases and sales of securities are recorded on a trade date basis.

         (d)      COSTS AND EXPENSES

                  All costs and expenses of administering the Plan are paid by the Company and affiliated companies which have adopted the Plan ("Adopting Affiliates").

                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1998 and 1997

(2)      DESCRIPTION OF THE PLAN

         The Plan is a defined contribution plan, qualified under Section 401(a) of the Internal Revenue Code, which includes provisions under Section 401(k) allowing an eligible participant to direct the employer to contribute a portion of the participant's compensation to the Plan on a pre-tax basis through payroll deductions. The Plan was initiated on January 1, 1995 for the benefit of employees of the Company and Adopting Affiliates who are U.S. citizens or resident aliens paid under the U.S. domestic payroll system but are not participants in any qualified defined benefit retirement plan maintained by the Company. The terms of the Plan are intended to be similar to the terms of the Ceridian Corporation Personal Investment Plan, except that the Plan provides for a higher level of employer matching contributions in lieu of participation in a defined benefit plan, and the Plan provides for vesting over a five-year period of Company performance-based matching contributions. Eligible employees who were participants in the Ceridian Corporation Personal Investment Plan became participants in this Plan at its initiation. The Plan is administered by the Company through its Director of Employee Benefits and its Retirement Committee, which is appointed by the Chief Executive Officer of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(3)      PARTICIPANT ACCOUNTS AND VESTING

         The Trustee maintains an account for each participant, including participant directed allocations to each investment fund. Each participant's account is credited with the participant's contributions and allocations of any employer contributions and Plan earnings, less loans and withdrawals, based on the direction of the participant. Participants are immediately vested in their pretax contributions and employer basic matching contributions, plus actual earnings thereon. A participant whose employment terminated before his or her normal retirement date (age 65) for reasons other than death or disability will acquire a vested interest in performance-based matching contributions by the Company and Adopting Affiliates in accordance with the following schedule:

                                                              Vested
                   Years of Employment                       Interest
                   -------------------                       --------
                   Less than 2 years                             0%
                   2 years                                      40%
                   3 years                                      60%
                   4 years                                      80%
                   5 or more years                             100%

         Any forfeitures of unvested interests will be used to reduce the obligation of the Company and Adopting Affiliates to make future performance-based matching contributions. Forfeitures were used to reduce employer contributions by $103,000 in 1998.

                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1998 and 1997

(4)      CONTRIBUTIONS

         Participants may direct their employer to contribute to the Plan on their behalf through payroll deduction from 1% to 17% of their compensation in any pay period, subject to certain limitations. During 1998, the Plan administrator, in accordance with the terms of the Plan, limited payroll deduction contributions on behalf of highly compensated participants to 8% of their compensation. The Internal Revenue Code limited the total salary deferral contributions of any participant during the 1998 Plan year to $10,000, and provided that no participant may make salary deferral contributions to the Plan from pay in excess of $160,000. These amounts are subject to periodic adjustment for increases in the cost of living in accordance with Treasury regulations. In addition, for 1998, the Company and Adopting Affiliates made basic monthly matching contributions totaling $2,158,000 and declared a year-end performance matching contribution of $3,716,000. The basic monthly matching contributions in 1998 were determined on the basis of 25% of a participant's salary deferral contributions, up to a maximum of 6% of compensation, and required the satisfaction of no performance criteria. The year-end performance-based matching contribution resulted from the achievement of certain Company economic performance criteria and amounted to 50% of a participant's salary deferral contributions during 1998, up to a maximum of 6% of compensation, for participants who were employees on December 31, 1998.

(5)      WITHDRAWALS

         Participants who are still employed by the Company or one its Adopting Affiliates may only withdraw from their Plan account for "financial hardship," as defined by federal regulations, for total disability, or if the participant is 59 1/2 years old. Withdrawals are also permitted pursuant to a qualified domestic relations order or in the event of termination of employment, retirement or death.

(6)      LOANS

         Participants may borrow up to 50 percent of their salary deferral contributions and investment earnings on those contributions. Any loan must be in a multiple of $100, be at least $1,000, and not be more than $50,000 less the amount of the highest loan balance outstanding during the 12-month period that ends the day before the loan is made. Participants may not have more than two short-term (maturity of five years or less) loans and one long-term (maturity over five and not to exceed ten years) loan outstanding. The interest rate is set by the Plan administrator and is based on the prime interest rates charged by major national banks. Each loan is approved by the Plan administrator or a delegate, and the Plan Trustee maintains a loan receivable account for any participant with an outstanding loan.

                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1998 and 1997

(7)      DESCRIPTION OF INVESTMENT PROGRAMS

         The participant may direct contributions, in multiples of one percent, to any or all of the funds:

         (a) Ceridian Stock Fund - Funds are invested in common stock of Ceridian Corporation. Funds representing fractional shares remain in cash or short-term accounts.

         (b) New Horizons Fund - This is a T. Rowe Price mutual fund which invests primarily in common stocks of small, rapidly growing companies to seek long-term growth of capital.

         (c) International Stock Fund - This is a T. Rowe Price mutual fund which invests primarily in equity and equity-related securities of established non-U.S. companies for long-term growth of capital and income.

         (d) Capital Appreciation Fund - This is a T. Rowe Price mutual fund which invests primarily in common stocks and related securities of established companies that are considered undervalued to maximize long-term capital appreciation.

         (e) Equity Index 500 Fund - This is a T. Rowe Price mutual fund which passively invests in common stocks of companies included in the Standard & Poor's 500 Stock Index in order to match, as closely as possible, the investment performance of that Index.

         (f) New Income Fund - This is a T. Rowe Price mutual fund which invests primarily in income-producing, investment-grade corporate and government debt securities to provide a high level of income over time, consistent with preservation of capital.

         (g) Balanced Fund - This is a T. Rowe Price mutual fund which invests primarily in a diversified portfolio of common stocks and bonds to provide long-term capital appreciation combined with income.

         (h) Equity Income Fund - This is a T. Rowe Price mutual fund which invests primarily in dividend paying common stocks, particularly of established companies, to provide high dividend income and long-term capital appreciation.

         (i) Small-Cap Value Fund - This is a T. Rowe Price mutual fund which invests primarily in small capitalization stocks that appear undervalued by various measures to provide long-term capital appreciation.

         (j) Summit Cash Reserves Fund - This is a T. Rowe Price money market fund which replaced the Prime Reserve Fund and invests primarily in high quality, money market securities to provide preservation of capital, liquidity and high current income.

                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1998 and 1997

(8)      NUMBER OF PARTICIPANTS

         The number of participants in each investment program as of December 31, 1998 and 1997 is as follows:

                                                          1998        1997
                                                          -----       -----
                Ceridian Stock Fund                         865         772
                New Horizons Fund                         1,662       1,799
                International Stock Fund                  1,211       1,288
                Capital Appreciation Fund                   976       1,031
                Equity Index 500 Fund                       956         454
                New Income Fund                             505         486
                Balanced Fund                             1,088       1,033
                Equity Income Fund                        1,583       1,664
                Small-Cap Value Fund                      1,346       1,392
                Summit Cash Reserve Fund                  2,334       2,173

         The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one of the funds.

(9)      INCOME TAX STATUS

         The Plan received a favorable determination letter regarding the Plan's tax qualification dated May 8, 1997 from the Internal Revenue Service stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code, and that the trust established thereunder is thereby exempt from federal income taxes under Section 501(a) of the Code. The Company believes the Plan continues to operate in compliance with the applicable requirements of the Internal Revenue Code. Contributions to the Plan will not be included in the participant's taxable income for federal and, in most states, state income tax purposes until distributed or withdrawn. Each participant's portion of earnings from the investments made with contributions under the Plan, generally are not taxable until distributed or withdrawn.

(10)     PARTY-IN-INTEREST

         T. Rowe Price Trust Company, as Trustee, is a party-in-interest with respect to the Plan. In the opinion of the Trustee, transactions between the Plan and the Trustee are exempt from being considered as prohibited transactions under ERISA section 408(b).

(11)     NET TRANSFERS TO OTHER PLANS

         Net transfers to other plans of $3,722,000 are principally due to the transfer out of the Plan of the accounts of participants from the Company's Resumix, Inc. subsidiary, which was sold during 1998.

                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                          Notes to Financial Statements
                           December 31, 1998 and 1997

(12)     SALE OF COMPUTING DEVICES INTERNATIONAL DIVISION

         In connection with the sale by the Company of its Computing Devices International division ("CDI") to General Dynamics Corporation on December 31, 1997, the Plan was amended to provide that participants who were employees of CDI immediately before the date of sale would, despite the sale, (i) be entitled to receive any 1997 performance-based matching contribution paid under the Plan; (ii) become fully vested in all performance-based matching contributions credited to their accounts; and (iii) be permitted to continue their participant loans under the Plan if they continued to be employed by General Dynamics.

(13)     Investments

         The following investments represent 5% or more of the Plan's net assets available for plan benefits at December 31, 1998 and 1997 (dollars in thousands):

                                                  1998            1997
                                                  ----            ----
         Ceridian Stock                          $ 4,821         $   N/A
         New Horizons Fund                        12,074          12,169
         International Stock Fund                  5,340           4,859
         Capital Appreciation Fund                 4,826           4,305
         Equity Index 500 Fund                     5,147             N/A
         Balanced Fund                             5,571           4,627
         Equity Income Fund                       12,751          12,482
         Small-Cap Value Fund                      5,543           5,985
         Summit Cash Reserves Fund                10,022           8,406

Schedule 1

                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN
                       Item 27a - Schedule of Assets Held
                             for Investment Purposes
                                December 31, 1998
                             (Dollars in thousands)

                                            Shares or               Fair Market
              Description                  Face Value     Cost         Value
              -----------                  ----------    -------    -----------
CERIDIAN STOCK FUND
Ceridian Corporation* Common Stock           63,722      $ 2,828      $ 4,449


T. ROWE PRICE MUTUAL FUNDS**

New Horizons Fund                           495,678       10,703       11,569

International Stock Fund                    337,998        4,639        5,067

Capital Appreciation Fund                   348,066        5,072        4,601

Equity Index 500 Fund                       141,288        4,033        4,716

New Income Fund                             219,833        1,962        1,937

Balanced Fund                               286,388        4,331        5,324

Equity Income Fund                          464,333       10,916       12,221

Small-Cap Value Fund                        273,054        5,680        5,180

Summit Cash Reserves Fund                 9,252,142        9,252        9,252

LOAN FUND
Loans Receivable from Participants
(Range of interest rates 6.0%
     to 9.75%)                                   --        1,304        1,304
                                                         -------      -------

                                                         $60,720      $65,620
                                                         -------      -------
                                                         -------      -------

 *Represents party-in-interest.

**The Plan invests in T. Rowe Price mutual funds through T. Rowe Price Trust
  Company, which is a party-in-interest.

See Independent Auditors' Report

                                                                    Schedule 2


                CERIDIAN CORPORATION SAVINGS AND INVESTMENT PLAN

                       Item 27d - Reportable Transactions

 Series of Transactions in the Same Security Exceeding 5% of Plan Assets at the
                           Beginning of the Plan Year

                          Year Ended December 31, 1998

           Identity of Party          *Total            *Total
              Involved/            Dollar Value      Dollar Value      Net Gain
         Description of Asset      of Purchases        of Sales        or (Loss)
         --------------------      ------------      ------------      ---------
**T. Rowe Price
  New Horizons Fund                 3,205,510         3,345,277         268,321

**T. Rowe Price
  International Stock
    Fund                            1,547,690         1,584,283         120,831

**T. Rowe Price
  Capital Appreciation
    Fund                            2,026,778         1,079,618          38,984

**T. Rowe Price
  Equity Index 500 Fund             3,312,574           722,640          58,454

**T. Rowe Price
  Equity Income Fund                3,879,862         3,734,175         573,768

**T. Rowe Price
  Small-Cap Value Fund              2,578,434         1,794,138          44,825

**T. Rowe Price
  Summit Cash Reserves
    Fund                            4,786,972         3,177,076              --

 *Information on total number of purchases and total number of sales is not readily available from the Plan's trustee.

**Since these transactions are with T. Rowe Price Trust Company, the Plan's trustee, they are with a party-in-interest.


See Independent Auditors' Report

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       CERIDIAN CORPORATION
                                       SAVINGS AND INVESTMENT PLAN


Date: June 28, 1999
                                  By:  Ceridian Corporation
                                       its Named Fiduciary

                                  By:  /s/J. H. Grierson
                                       ----------------------------
                                       John H. Grierson
                                       Vice President and Treasurer

                               EXHIBIT INDEX

Exhibit           Description                               Code
-------           -----------                               ----
23                Consent of Independent Auditors             E

Legend: (E) Electronic Filing